Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Earnings:
Pretax income	$44,042	$28,621	$152,863	$147,487
Add fixed charges as adjusted (from below)	34,653	33,239	105,573	101,218
	$78,695	$61,860	$258,436	$248,705
Fixed charges:
Interest expense:
Corporate	$32,144	$30,560	$97,217	$93,058
Amortization of deferred financing costs	894	937	3,259	3,223
1/3 of rental expense	1,615	1,742	5,097	4,937
Fixed charges	$34,653	$33,239	$105,573	$101,218
Ratio (earnings divided by fixed charges)	2.27	1.86	2.45	2.46